UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 144
NOTICE OF PROPOSED SALE OF SECURITIES
PURSUANT TO RULE 144 UNDER THE SECURITIES ACT OF 1933
ATTENTION:
Transmit for filing 3 copies of this form concurrently with either placing an orderwith a broker to execute sale or executing a sale directly with a market maker

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SEC USE ONLY
DOCUMENT SEQUENCE NO.
CUSIP NUMBER
WORK LOCATION


1   (a)   NAME OF ISSUER   (Please type or print)
DIME COMMUNITY BANCSHARES, INC.
(b)   IRS IDENT. NO.
11-3297463
(c)   S.E.C. FILE NO.
0-27782
1(d)ADDRESS OF ISSUER
STREET
CITY
STATE
ZIP CODE
209 Havemeyer Street

Brooklyn
NY
11211

(e)TELEPHONE

AREA CODE
(718)
NUMBERS
782-6200

2
(a)
NAME OF PERSON FOR WHOSE ACCOUNT THE SECURITIES ARE TO BE SOLD
GEORGE FULLER

(b)
IRS IDENT. NO.
###-##-####

(c)
RELATIONSHIP TO ISSUER
EXECUTIVE
(d)
ADDRESS STREET
328  JULIUS ROAD

CITY
COLLEGE POINT
STATE
NEW YORK

ZIP CODE
11356
INSTRUCTION: The person filing this notice should contact the issuer to obtain the I.R.S. identification Number and the S.E.C. File Number.

3(a)Title of the Class of Securities To Be Sold
COMMON STOCK
COMMON STOCK



SEC USE ONLY
(c)
Number of Shares or Other Units To Be Sold
See instr. 3(c))
10,000
7,000


(d)
Agggregate Market Value
(See instr. 3(d))
$233,770
$166,500

(e)
Number of Shares or Other Units Outstanding
(See instr. 3(e))
25,442,452
25,442,452

(f)
Approximate Date of Sale
(See instr. 3(f))
(MO.   DAY   YR.)
05/07/2003
05/07/2003


(g)
Name of Each Securities Exchange
(See instr. 3(g))
NASDAQ
NASDAQ



Broker-Dealer File Number

AMERITRADE
1005 N. Ameritrade Place
Bellevue, NE 68005


Ryan Beck & Co.
220 South Orange Avenue
Livingston, NJ  07039


INSTRUCTIONS:
1.
(a)
Name of issuer

(b)
Issuer's I.R.S. Identification Number

(c)
Issuer's S.E.C. file number, if any

(d)
Issuer's address, including zip code

(e)
Issuers's telephone number, including area code

2.
(a)
Name of person for whose account the securities are to be sold

(b)
Such person's I.R.S. identification number, if such person is an entity

(c)
Such person's relationship to the issuer (e.g., officer, director, 10% stockholder, or member of immediate family of any of the foregoing)

(d)
Such person's address, including zip code

3.
(a)
Title of the class of securities to be sold

(b)
Name and Address of each broker through whom the securities are intended to be sold

(c)
Number of shares or other units to be sold (if debt securities, give the aggregate face amount)

(d)
Aggregate market value of the securities to be sold as of a specified date within 10 days prior to the filing of this notice

(e)
Number of shares or other units of the class outstanding, or if debt securities the face amount thereof outstanding, as shown by the most recent report or statement published by the issuer

(f)
Approximate date on which the securities are to be sold

(g)
Name of each securities exchange, if any, on which the securities are intended to be sold


TABLE I - SECURITIES TO BE SOLD
Furnish the following information with respect to the acquisition of the securities to be sold and with respect to the payment of all or any part of the purchase price or other consideration therefor:

Title of the Class
Common
Common

Date you Acquired
2/1/99

12/26/98

Nature of Acquisition Transaction
RRP Benefit Plan
Stock Option Plan


Name of Person from Whom Acquired
(if gift, also give date donor acquired)
Dime Community Bancshares, Inc.
Dime Community Bancshares, Inc.


Amount of Securities Acquired
10,000
7,000


Date of Payment
N/A
N/A

Nature of Payment
BENEFIT PLAN GRANT
BENEFIT PLAN GRANT







INSTRUCTIONS:
1.
If the securities were purchased and full payment therefor was not made in cash at the time of purchase, explain in the table or in a note thereto the nature of the consideration given. If the consideration consisted of any note or other obligation, or if payment was made in installments describe the arrangement and state when the note or other obligation was discharged in full or the last installment paid.

2.
If within two years after the acquisition of the securities the person for whose account they are to be sold had any short positions, put or other option to dispose of securities referred to in paragraph (d)(3) of Rule 144, furnish full information with respect thereto.



TABLE II - SECURITIES SOLD DURING THE PAST 3 MONTHS
Furnish the following information as to all securities of the issuer sold during the past 3 months by the person for whose account the securities are to be sold.==

Name and Address of Seller
NONE

Title of Securities Sold
NONE

Date of Sale
NONE

Amount of Securities Sold
NONE

Gross Proceeds
NONE




REMARKS:



INSTRUCTIONS:
See the definition of "person" in paragraph (a) of Rule 144.
Information is to be given not only as to the person for whose account the securities are to be sold but also as to all other persons included in that definition. In addition, information shall be given as to sales by all persons whose sales are required by paragraph (e) of Rule 144 to be aggregated with sales for the account of the person filing this notice.

ATTENTION:
The person for whose account the securities to which this notice relates are to be sold hereby represents by signing this notice that he does not know any material adverse information in regard to the current and prospective operations of the Issuer of the securities to be sold which has not been publicly disclosed.

 05/07/2003
DATE OF NOTICE

/s/GEORGE FULLER
_________________
(SIGNATURE)

The notice shall be signed by the person for whose account the securities are to be sold.

At least one copy of the notice shall be manually signed.
Any copies not manually signed shall bear typed or printed signatures

ATTENTION:
Intentional misstatements or omission of facts constitute
Federal Criminal Violations (See 18 U.S.C. 1001)







http://www.sec.gov/divisions/corpfin/forms/144.htm
Last update: 009/01/2000